CUTLER LAW GROUP

M. Richard Cutler, Esq

Corporate Securities Law

M Gregory Cutler, Esq.

Admitted in California & Texas

Admitted in Florida

December 8, 2011

Stephen Krikorian, Accounting Branch Chief

Evan S. Jacobson, Staff Attorney

Mark P. Shuman, Branch Chief – Legal

Melissa Walsh, Staff Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:

Competitive Technologies, Inc.

Form 10-K/A for the Fiscal Year Ended July 31, 2010

Filed September 15, 2011

File No. 001-08696

Post-Effective Amendment to Form S-8 Filed November 1, 2011

File No. 333-176389

Gentlemen and Ladies:

We are in receipt of your correspondence dated November 17, 2011, and addressed to Johnnie D. Johnson, Chief Executive Officer and Chief Financial Officer of the Company.  This letter is to provide the Commission with information with respect to our response to your comment letter.

We have prepared our responsive letter to your comment letter, as well as a Post-Effective amendment to our Form S-8, however the filing of the Post-Effective amendment requires a new review by the Company’s auditor.  The letter and amendment are currently being reviewed.  We expect to receive consent from the auditor to file by Monday, December 12, 2011 at the latest.

Thank you for your time and attention to this matter.  Please do not hesitate to contact us should you need anything further.

Best Regards,

\s\ M. Richard Cutler

M. Richard Cutler

Cutler Law Group

3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

Houston, Texas 77098

www.cutlerlaw.com

Fax (800) 836-0714